Mail Stop 4561

April 1, 2009

Mr. Larry K. Harvey
Chief Financial Officer of GP of:
Host Hotels & Resorts, LP
6903 Rockledge Drive, Suite 1500
Bethesda, Maryland 20817

>   **Re: Host Hotels & Resorts, LP**
>   **Form 10-K for the year ended December 31, 2008**
>   **File No. 333-55807**

Dear Mr. Harvey:

We have reviewed your filing and have the following comment. We have limited our review to only the issue addressed below and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to our comment. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

 Form 10-K for the year ended December 31, 2008

Management's Discussion and Analysis of Results of Operations and Financial Condition

Critical Accounting Policies

Impairment Testing, page 66

1. You have disclosed in your filing that the majority of your hotels are classified as luxury or upper-scale hotels and that this segment of the hotel industry appears to be most vulnerable to a severe recession as consumers and commercial parties look to save money. You have further disclosed in your 2009 outlook on page 44 that you believe that the economic slowdown will significantly affect both the group and transient elements of your business and that 2008 RevPar decreased from the prior year across all of your hotel property types with the most significant decline of 17.1% at your Hawaiian properties. Explain to us and clarify in this filing how this severe recession has impacted your impairment analysis under SFAS 144 and the related assumptions used in determining future cash flows from your hotel properties. Finally, please specifically address the Hawaiian properties in your response as these properties have experienced significant declines in RevPar and a couple of the Hawaiian properties were noted to have been acquired as recently as 2003.

As appropriate, please respond to our comment within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your response to our comment and provide any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

    You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.

                    Sincerely,

                    Kevin Woody
                    Branch Chief